SD
9/5/03



03051672

STATES
HANGE COMMISSION
Washington, D.C. 20549

VF 9-4-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
AUG 13 2003

SEC FILE NUMBER
~~801-29011~~

8-36086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 AND ENDING 06/30/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARMA FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8585 E. HARTFORD DRIVE, SUITE 111
(No. and Street)

SCOTTSDALE (City) AZ (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MERRILL J. SAURIOL (480) 505-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EPSTEIN, WEBER & CONOVER, PLC
(Name – *if individual, state last, first, middle name*)

8950 E. RAINTREE DR., SUITE 200 (Address) SCOTTSDALE (City) AZ (State) 85260 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, MERRILL J. SAURIOL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARMA FINANCIAL SERVICES, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TINA D. DUBOVICK
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Dec. 28, 2005

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ArMA FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2003

ArMA FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AS OF
JUNE 30, 2003

TABLE OF CONTENTS



Epstein, Weber & Conover, P.L.C.
Certified Public Accountants

8950 E. Raintree, Suite 200
Scottsdale, AZ 85260
480-444-3424
Fax 480-444-3423

Independent Auditors' Report

To the Board of Directors of ArMA Financial Services, Inc.:

We have audited the accompanying balance sheet of ArMA Financial Services, Inc. (an Arizona corporation) as of June 30, 2003, and the related statements of earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ArMA Financial Services, Inc. as of June 30, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purposes of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules as listed in the table of contents is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 financial statements, taken as a whole.

Epstein, Weber & Conover, PLC

Epstein, Weber & Conover, P.L.C.
Scottsdale, Arizona
July 17, 2003

ArMA FINANCIAL SERVICES, INC.
BALANCE SHEET AS OF
JUNE 30, 2003

ASSETS:	
CURRENT ASSETS:	
Cash and cash equivalents	$ 360,840
Management fees receivable	208,871
Commissions due from clearing organization	128,062
Guarantee deposit	25,000
Total current assets	722,773
INTANGIBLE ASSETS:	
Goodwill	149,034
Royalty	129,130
Trademark license	107,095
Total intangible assets	385,259
OTHER ASSETS	3,300
TOTAL ASSETS	$ 1,111,332
LIABILITIES AND STOCKHOLDERS' EQUITY:	
CURRENT LIABILITIES:	
Current portion of notes payable	$ 45,266
Deferred tax liability	103,713
Total current liabilities	148,979
NOTES PAYABLE, net of current portion	299,378
Total liabilities	448,357
STOCKHOLDERS' EQUITY:	
Common stock - no par value; 2,000 shares authorized; 2,000 shares issued and outstanding	20,000
Additional paid in captial	91,137
Retained earnings	551,838
Total stockholders' equity	662,975
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,111,332

The accompanying notes are an integral part of this balance sheet.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF EARNINGS
FOR THE YEAR ENDED JUNE 30, 2003

	AMOUNT	% OF REVENUE
REVENUE:		
Commissions	$ 1,206,821	60.3%
Management fees	780,189	39.0%
Other	15,325	0.8%
Total revenue	2,002,335	100.0%
EXPENSES:		
Amortization	29,520	1.5%
Clearing costs	126,451	6.3%
Commissions	18,633	0.9%
Interest	31,606	1.6%
Management fees paid to affiliate	1,736,618	86.7%
Other	8,288	0.4%
Quotations and research	24,534	1.2%
Total expenses	1,975,650	98.6%
EARNINGS BEFORE PROVISION FOR INCOME TAXES	26,685	1.4%
PROVISION FOR INCOME TAXES	20,787	-0.1%
NET EARNINGS	$ 5,898	1.5%

The accompanying notes are an integral part of this financial statement.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Total
BALANCE AT JUNE 30, 2002	2,000	$ 20,000	$ 91,137	$ 545,940	$ 657,077
NET EARNINGS	-	-	-	5,898	5,898
BALANCE AT JUNE 30, 2003	2,000	$ 20,000	$ 91,137	$ 551,838	$ 662,975

The accompanying notes are an integral part of this financial statement.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2003

BALANCE AT JUNE 30, 2002	$ -
ACTIVITY	-
BALANCE AT JUNE 30, 2003	$ -

The accompanying notes are an integral part of this financial statement.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS FOR THE
YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 2,002,335
Cash paid for clearing costs	(126,451)
Cash paid for management fees and other expenses	(1,901,949)
Interest paid	(31,606)
Net cash used by operating activities	(57,671)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Principal payments on notes payable	(42,392)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(100,063)
CASH AND CASH EQUIVALENTS, beginning of year	460,903
CASH AND CASH EQUIVALENTS, end of year	$ 360,840
RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net earnings	$ 5,898
Adjustments to reconcile net earnings to net cash USED by operating activities:	
Amortization of intangible assets	29,520
Deferred income taxes	24,213
(Increase) decrease in:	
Management fees receivable	(7,773)
Commissions due from clearing organziation	(108,928)
Other assets	324
Increase (decrease) in:	
Income taxes payable	(925)
NET CASH USED BY OPERATING ACTIVITIES	$ (57,671)

The accompanying notes are an integral part of this financial statement.

ArMA FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2003

1. ORGANIZATION

ArMA Financial Services, Inc. ("the Company") was incorporated in April 1986 in the State of Arizona. The Company acts as a securities broker-dealer providing retirement and financial planning. The Company and its Affiliate were wholly owned subsidiaries of the Arizona Medical Association, Inc. ("ArMA, Inc.") until June 30, 2001. ArMA Membership Benefits, Inc. ("the Affiliate") provides the Company with all personnel, office space, equipment, financial services and administrative services for a management fee which is a mutually agreed upon amount, and may not represent the cost of obtaining such services from an unrelated entity.

Effective July 1, 2001, the common stock of both the Company and its affiliate was sold to two officers of the Company by ArMA, Inc. for $75,000 plus an additional $925,000 to be paid by the Company and the affiliate over the next ten years for continued use of the Company's and affiliate's name. It also specified that ArMA, Inc. would be paid approximately $300,000 for certain net assets of the Company and its affiliate existing at the purchase date. Notes payable associated with these additional amounts have been recorded net of an imputed discount of 9% and allocated equally to the Company and its affiliate. The purchase price has been allocated equally between the Company and its affiliate to the assets goodwill, royalty, and trademark license. See Notes 2 and 4 for further discussion of these items.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains checking and savings account balances in excess of the $100,000 Federal Deposit Insurance Corporation's insurance limit, including balances in two such money market accounts at June 30, 2003.

Commissions: Securities transactions and related commission income and expenses are recorded on a settlement date basis. Payment of commissions to the Company is subject to commission income received by the clearing broker. Commission expenses are included in management fees paid to the Affiliate.

Management fees: The Company provides an option whereby customers can pay a fixed management fee ranging from three quarters of one percent to two percent of their assets under management per annum paid quarterly in arrears with no commission depending on the type and size of the portfolio.

Management believes that all management fees and commissions receivable from the clearing organization at June 30, 2003 are collectible.

Guarantee deposit: Regulatory guidelines require that the Company maintain a guarantee deposit with the Company's clearing organization.

Goodwill and intangible assets: As part of the purchase of ArMA Financial Services, Inc. from ArMA, Inc. at July 1, 2001, the Company acquired intangible assets of $295,265. Of that amount, $161,410 was assigned to royalties, which is being amortized on the straight-line method over the estimated useful life of ten years. The remaining balance of acquired intangible assets has been assigned to trademark license fees, which is being amortized on the straight-line method over the estimated useful life of ten years. Acquired goodwill of $149,034 is not subject to amortization in accordance with Statement of Financial Account Standards No. 142, "Goodwill and Intangible Assets." Management believes that there has been no impairment in the valuation of the Company's goodwill or intangible assets as of June 30, 2003. Management also believes that the current estimate of the useful lives of the intangible assets is still reasonable and valid.

Income taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recognition of management fee and commissions income for tax purposes versus financial statement purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Financial instruments: Financial instruments consist primarily of management fee and commission receivables and notes payable. The carrying amount of management fee and commission receivables approximate fair value due to the short-term maturities of those instruments. The carrying amount of notes payable approximates fair value as the notes are non-interest bearing and thus have been discounted using market rates of interest.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INTANGIBLE ASSETS

Following is a summary of intangible assets subject to amortization:

Intangible assets subject to amortization:	
Royalty	$ 161,410
Trademark licence	133,855
	295,265
Less: accumulated amortization	(59,040)
Net intangible assets subject to amortization	236,225
Goodwill	149,034
Total intangible assets	$ 385,259

Amortization expense was $29,520 for the year ended June 30, 2003.

Future annual amortization expense will be as follows:

Year ended June 30,	
2004	$ 29,520
2005	29,520
2006	29,520
2007	29,520
2008	29,520
Thereafter	88,625
Total	$ 236,225

4. NOTES PAYABLE

Notes payable consist of the following at June 30, 2003:

Note payable to ArMA, Inc.; original amount of $131,534; payable in quarterly installments of $7,500 to $8,800, including imputed interest at 9.0%, through September 2006; unsecured.	$ 82,747
Note payable to ArMA, Inc.; original amount of $161,410; payable in quarterly installments of $2,500 to $6,250, including imputed interest at 9.0%, through June 2011; unsecured.	147,440
Note payable to ArMA, Inc.; original amount of $133,855; payable in quarterly installments of $2,500 to $6,250, including imputed interest at 9.0%, through June 2011; unsecured.	114,457
	344,644
Less current portion	(45,266)
Long-term portion	$ 299,378

Future maturities of long-term debt are as follows:

Year ending June 30,	
2004	$ 45,266
2005	48,409
2006	51,847
2007	33,003
2008	36,108
Thereafter	130,011
	$ 344,644

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 ("the Act") uniform net capital rule, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At June 30, 2003, the Company had a net capital of $108,307, which was $85,331 in excess of its required net capital. At June 30, 2003, the Company's aggregate indebtedness to net capital was 3.18 to 1.

6. COMMITMENTS AND CONTINGENCIES

The Company is exempt from the provisions of Rule 15c3-3 of the Act under Section (K)(2)(B) as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which maintains all of the accounts of such customers and preserves all required and customary records. The Company remains contingently liable for losses that might be incurred on these accounts.

7. RELATED PARTY TRANSACTIONS

Management fees paid to ArMA Membership Benefits, Inc., the Company's affiliate, were $1,736,618 for the year ended June 30, 2003.

8. INCOME TAXES

Deferred taxes in the accompanying balance sheet includes the following amounts of deferred tax asset liability:

	Federal	State	Total
Deferred short-term tax asset	$ 31,450	$ 6,437	$ 37,887
Deferred short-term tax liability	(117,530)	(24,070)	(141,600)
Net short-term deferred tax liability	(86,080)	(17,633)	(103,713)
Deferred long-term tax asset	-	-	-
Deferred long-term tax liability	-	-	-
Net long-term deferred tax liability	-	-	-
Net deferred tax liability	$ (86,080)	$ (17,633)	$ (103,713)

The deferred tax liability results primarily from differences between the use of the accrual method for financial statement purposes and the cash basis for tax purposes when accounting for management fees and commission income. At June 30, 2003, the deferred tax liability related to management fees receivable and commissions due from clearing organization totaled $87,726 and $53,786, respectively.

The deferred tax asset results primarily from the creation of a net operating loss carry-forward of $90,207 in the year ended June 30, 2003. This carryforward expires in 2023. Management believes that it is more likely than not that the Company will generate sufficient taxable income within the twenty-year carryforward period to fully utilize the net operating loss carryforward, thus no valuation allowance has been established against the deferred tax asset.

The components of the provision for income taxes are as follows:

Federal:	
Current	$ (3,476)
Deferred	21,380
	17,904
State:	
Current	50
Deferred	2,833
	2,883
Total	$ 20,787

The effective combined federal and state tax rate of 78% for the year ended June 30, 2003, differs from the combined statutory rate of 42% principally because of the use of the cash basis of accounting for tax purposes.

* * * * * * * *

ArMA FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JUNE 30, 2003

ArMA FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF JUNE 30, 2003

	(1)	(2)
Total assets	$ 1,111,332	$ 1,111,332
Less: total liabilities (3)	(398,518)	(425,069)
Net worth	712,814	686,263
Add: subordinated loans	-	-
Adjusted net worth	712,814	686,263
Less: non-allowable assets	(597,430)	(597,430)
Current capital	115,384	88,833
Less: haricuts	(7,077)	(7,077)
Net capital	108,307	81,756
Less: required captial	(22,976)	(23,037)
Excess captial	$ 85,331	$ 58,719
Aggregate indebtedness	$ 344,644	$ 345,569
Aggregate indebtedness to net capital	3.18 to 1	4.23 to 1

(1) Computation per the accompanying audited financial statements.
(2) Computation as filed in the unaudited June 30, 2003, Form X-17A-5, Part IIA.
(3) Net of deferred taxes related to non-allowable assets.

Material differences between the computations in Columns (1) and (2) relate to additional assets and liabilities and other matters in the accompanying audited financial statements at June 30, 2003, which have not been reflected in the unaudited June 30, 2003, Form X-17A-5, Part IIA.

ArMA FINANCIAL SERVICES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2003

The Company operates pursuant to the (K)(2)(B) exemption of the Act Rule 15c3-3 and does not hold customer funds or securities. Therefore, it is exempt from the reserve formula calculations and possession and control computations.


EWC
Epstein, Weber & Conover, P.L.C.
Certified Public Accountants

8950 E. Raintree, Suite 200
Scottsdale, AZ 85260
480-444-3424
Fax 480-444-3423

REPORT OF INDEPENDENT AUDITORS' ON
INTERNAL ACCOUNTING CONTROL

To the Board of Directors of ArMA Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of ArMA Financial Services, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons (2) the recordation of differences required by Rule 17a-13 or (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding of securities, that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended for the use of management, the Board of Directors, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Epstein, Weber & Conover, PLC

EPSTEIN, WEBER & CONOVER, P.L.C.
Scottsdale, Arizona
July 17, 2003